ALTERNATIVE EXECUTION GROUP

**FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69279

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Alternative Execution Group__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
          ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__111 West 41st Street__
                                                                        (No. and Street)

__Bayonne__	__NJ__	__07002__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Douglas Sherman__	__201 412 3298__	__Dsherman@aexg.net__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BF Borgers, CPA PC__
                                        (Name – if individual, state last, first, and middle name)

__5400 West Cedar Avenue__	__Lakewood__	__CO__	__80226__
(Address)	(City)	(State)	(Zip Code)

__05-11-2010__	__5041__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Douglas Sherman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alternative Execution Group _____, as of 12/31 _____, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUIS G DIAZ
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2401075
MY COMMISSION EXPIRES OCT. 05, 2025

Notary Public

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALTERNATIVE EXECUTION GROUP

DECEMBER 31, 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Alternative Execution Group

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Execution Group (the "Company") as of December 31, 2023, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015
Lakewood, CO
March 7, 2024


ALTERNATIVE EXECUTION GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023


ASSETS

Cash and cash equivalents	$	1,933,595
Due from broker-dealers and clearing firm		2,188,743
Clearing firm deposit		404,137
Securities owned, at fair value		630,204
Accounts receivable		9,031
Other assets		10,046
Total assets	$	5,175,756

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,923,143
Securities sold, not yet purchased, at fair value		356,779
Total liabilities		2,279,922
Members' equity		2,895,834
Total liabilities and members' equity	$	5,175,756


See accompanying notes to the financial statements.
1


ALTERNATIVE EXECUTION GROUP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:		
Commissions	$	500,426
Principal trading		545,203
Interest and dividends		186,964
Other income		(13,241)
Total revenues		1,219,352
Expenses:		
Employee compensation and benefits		332,518
Trading and execution		265,122
Clearance fees		261,738
Professional		168,759
Regulatory		13,182
Technology and data		8,335
Other expenses		40,050
Total expenses		1,089,704
Net income	$	129,648

See accompanying notes to the financial statements.

ALTERNATIVE EXECUTION GROUP
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance - January 1, 2023	$	3,316,186
Distributions		(550,000)
Net income		129,648
Balance - December 31, 2023	$	2,895,834

See accompanying notes to the financial statements.

ALTERNATVIE EXECUTION GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net income	$ 129,648
Adjustments to reconcile net income to net cash utilized in operating activities:	
Trading losses, net of gains	(500,426)
Due from broker dealer and clearing firm	(21,093)
Securities owned, at fair value	534,228
Accounts receivable	(9,031)
Other assets	(3,069)
Securities sold, not yet purchased, at fair value	(118,422)
Accounts payable and accrued expenses	40,744
Non-customer payables and Due to members	(128,795)
Net cash utilized in operating activities	(76,216)
Cash flows from financing activities:	
Member distributions	(550,000)
Net decrease in cash and cash equivalents	(626,216)
Cash and cash equivalents, beginning of year	2,559,811
Cash and cash equivalents, end of year	$ 1,933,595

See accompanying notes to the financial statements.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Alternative Execution Group (the "Company") became a registered securities broker-dealer on December 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investors Protection Corporation ("SIPC"), and New York Stock Exchange Archipelago Exchange ("NYSE Arca").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing organization on a fully disclosed basis. The Company's agreement with its clearing firm provides that as clearing organization, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing organization pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing organization also prepares and distributes customer's confirmation and statements, as well as performing maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company's primary revenue streams derive from principal trading and market making services in over-the-counter equity securities to other broker-dealers as well as trading execution services to institutional investors and high net worth individuals. The Company maintains markets in over-the-counter equities, including but not limited to National Association of Securities Dealers Automated Quotations ("NASDAQ") and non-NASDAQ securities. The Company also earns commissions from executing client transactions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities transactions and related spread and commission revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of operations.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Cash and Cash Equivalents
The Company maintains a checking and savings account at the same institution. The Company also maintains deposit accounts and highly liquid investments at custodian banks. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. Cash deposited with a single brokerage institution are insured up to $500,000 by the Securities Investors Protection Corporation ("SIPC"). The Company has not experienced any losses in these accounts.

Due from Broker-Dealers and Clearing Firm
At December 31, 2023, the amount due from broker-dealers and clearing firm represents both cash maintained in a segregated account in the name of the Company as well as trading and commission income receivable at the clearing organization, Apex Clearing Corporation. The balance also includes cash maintained at another broker- dealer.

Clearing Firm Deposit
The Company is required to maintain a deposit of $250,000 under the terms of its fully disclosed clearing agreement with Apex Clearing Corporation.

Income Taxes
The Company is organized as a New York Limited Liability Company ("LLC") and all tax effects of the Company are passed through to the members. No provision or liability for Federal income taxes is included in these financial statements.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Fair Value Measurements
Generally accepted accounting principles ("GAAP") establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fair Value Measurements *(continued)*
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices in an inactive market for identical assets or liabilities.

Level 2. Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3. Assets and liabilities whose significant value drivers are unobservable, that reflect management's own assumptions.

Fair Value Hierarchy
The Company provides market making and trade execution services in liquid, over-the-counter equity securities that have a ready market.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Fair Value	Level 1	Level 2	Level 3
Equity Securities	$ 630,204	$ 630,204	$ -	$ -
	$ 630,204	$ 630,204	$ -	$ -
Liabilities				
Equity Securities	$ 356,779	$ 356,779	$ -	$ -
	$ 356,779	$ 356,779	$ -	$ -

3. **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.

3. **REGULATORY REQUIREMENTS** *(continued)*

At December 31, 2023, the Company had net capital, as defined, of $2,798,249, which exceeded the required minimum net capital by $2,644,249. Aggregate indebtedness at December 31, 2023 totaled $1,923,143. The Company's ratio of aggregate indebtedness to net capital was .68 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

4. **FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES**

In the normal course of business, the Company's activities through its clearing organization involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing organization. If the clearing organization should cease doing business, the Company's receivable from this clearing organization could be the subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions and salaries payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

5. **SUBSEQUENT EVENTS**

Management of the Company has performed an evaluation of events that have occurred since December 31, 2023 and through March 7, 2024, the date these financial statements were available to be issued and determined that there are no material events that would require disclosures in this report or would be required to be recognized in the financial statements as of December 31, 2023.

ALTERNATIVE EXECUTION GROUP

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2023

ALTERNATIVE EXECUTION GROUP
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

Schedule I:

Total members' equity	$	2,895,834
Deductions and/or charges:		
Accounts receivable		(9,031)
Prepaid expenses and deposits		(10,044)
Net capital before haircuts on securities positions		2,876,759
Haircuts and undue concentrations		78,510
Net capital	$	2,798,249
Computation of Aggregate Indebtedness:		
Accounts payable and accrued expenses		1,923,143
Aggregate indebtedness		1,923,143
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement, greater of 6-2/3%		
of aggregate indebtedness	$	128,210
Statutory minimum net capital required	$	154,000
Net capital requirement (greater of the minimum calculation or		
the statutory amount)	$	154,000
Excess net capital	$	2,644,249
Ratio: aggregate indebtedness to net capital		0.68 to 1

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of December 31, 2023. Accordingly, no reconciliation is necessary.

See report of independent registered public accounting firm.

Schedule II:

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III:

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2023.

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Alternative Execution Group

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Alternative Execution Group (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado

March 7, 2024

.

1



ALTERNATIVE EXECUTION GROUP
EXEMPTION REPORT
DECEMBER 31, 2023

Alternative Execution Group (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Alternative Execution Group

I, Douglas Sherman, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Partner
Dated: March 7, 2024